
03057369

Landry's® Restaurants, Inc.

GREAT FOOD. GREAT TIMES. GREAT VALUE.

ANNUAL REPORT 2002



Financial Highlights

Year Ended December 31	2002	2001	2000
Revenues	$ **894,794,621**	$ 746,642,287	$ 520,979,796
Operating income	$ **64,286,619**	$ 48,361,365	$ 37,747,792 [1]
Income before taxes	$ **60,176,254**	$ 39,015,299	$ 37,747,792 [1]
Net earnings before special charges	$ **41,521,616**	$ 26,919,569	$ 20,301,395
Net earnings	$ **41,521,616**	$ 26,919,569	$ 14,650,118 [2]
Net earnings before special charges per common share (diluted)	$ **1.54**	$ 1.19	$ 0.86
Net earnings per common share (diluted)	$ **1.54**	$ 1.19	$ 0.62

December 31	2002	2001	2000
Total assets	$ **933,015,079**	$ 690,171,196	$ 663,874,775
Short-term debt	$ **1,783,427**	$ –	$ 59,963
Long-term debt	$ **189,403,599**	$ 175,000,000	$ 155,000,000
Stockholders' equity	$ **567,075,437**	$ 393,670,623	$ 364,552,658

(1) Amounts shown are excluding special charges. Actual 2000 amounts including special charges were: Operating income - $29,456,086; Income before taxes - $21,951,946.

(2) Includes asset impairment and special charges.

Welcome

LANDRY'S RESTAURANTS, INC.

TILMAN J. FERTITTA
Chairman of The Board, President
& Chief Executive Officer



Opportunity marked 2002 for Landry's, while we once again achieved admirable financial results during a difficult economic climate. 2002 saw us acquire Muer Seafood Restaurants, Chart House and Saltgrass Steak House. While it was not necessarily part of our game plan *to consummate three major acquisitions during the year,* we had to strike while the iron was hot. In fact, we explored acquiring each of the concepts in the past and previously walked away from each transaction because we believed the price was too high.

The Muer Seafood and Chart House Restaurants give us some of the best waterfront locations in the country. Our design personnel and chefs are hard at work implementing the Landry's touch so that these restaurant concepts simply fit with what people want today. The Saltgrass Steak House acquisition gives us another growth vehicle to complement Joe's Crab Shack.

We believe the acquisitions will pay huge dividends in 2003. Simply look at the results of Rainforest Cafe and you will understand our enthusiasm. The financial results and operations of Rainforest Cafe were stellar and contributed immensely to our success in 2002.

We also achieved a feat that I believe no other restaurant company has accomplished, a sixth equity offering which allowed us to raise in excess of $130 million to finance the acquisitions we completed in 2002. The acquisitions will also help our development pipeline as approximately 15 *stores are slated to be converted to a Joe's Crab Shack.*

REVENUES RISE

Our acquisition strategy was not planned. Nevertheless, it proved successful for our shareholders with a 13.9% increase in our closing stock price from December 31 of the previous year. In these trying economic times, we are proud to have delivered these results to our shareholders. Revenues also increased to $894.7 million in 2002, up 19.8% from 2001. Per share earnings were $1.54, an increase of 29% over last year. Despite our three major acquisitions, we managed to keep our other expenses well-in-line although we certainly added a *substantial number of new people and management to* support our increased operations.

LOOKING FORWARD

While we expect Joe's Crab Shack to lead our restaurant development in 2003, our specialty growth division is emerging. In early 2003, Downtown Aquarium, our most exciting project since The Kemah Boardwalk, will open.

This multi-faceted entertainment facility will feature our spectacular Aquarium Restaurant, fully-themed aquarium exhibits, the Shark Voyage and much more.

A 200-room hotel adjacent to Minute Maid Park, home of the Houston Astros, *is next on the horizon* for our specialty growth division.

Our restaurants and entertainment projects seem to be what people want today. Our experienced, skilled and committed staff should again enable us to achieve our goals and deliver financial performance for our shareholders and smiling faces to our customers.



Tilman J. Fertitta
Chairman of the Board, President
and Chief Executive Officer




BAR
MEXICAN RESTAURANT


Rainforest
Cafe


Landry's
Seafood
HOUSE


KEMAH
BOARDWALK


Willie
Oyster Bar
Seafood & Steak


JOE'S
CRAB SHACK
AQUARIUM

Landry's at a Glance

Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates full-service casual dining restaurants under the names of Joe's Crab Shack, Rainforest Cafe, Landry's Seafood House, Willie G's Seafood & Steak House, Saltgrass Steak House, Chart House, Charley's Crab, Kemah Boardwalk, The Crab House, Aquarium, Cadillac Mexican Restaurant and others in a total of 34 states. The Company operated a total of 267 restaurants with approximately 23,000 employees as of December 31, 2002.

REVENUES
(in millions)


02
$894.8
01
$746.6
00
$521.0

NET EARNINGS[1]
(in millions)


02
$41.5
01
$26.9
00
$20.3

UNITS
(#)


02
267
01
191
00
183

BOOK VALUES
(per share)


02
$20.42
01
$17.90
00
$16.96

[1] Excludes special charges for 2000.


SEAFOOD
House
LANDRY'S
SEAFOOD
AT ITS
BEST

Landry's Seafood House®

JOIN OUR TABLE


LANDRY'S
LANDRY'S KEMAH
A GULF COAST
TRADITION

If it's a Gulf Coast culinary tradition, chances are you'll find it served up fresh at Landry's Seafood House, one of the great seafood restaurant brands. It is the namesake and flagship concept and continues to present a stable cash flow as well as growth opportunities.

With convenient and picturesque waterfront locations, the overall experience at Landry's Seafood House is reminiscent of a 1940's Gulf Coast seafood house. The movie-style marquee signs welcome each guest and serve as a lure for approaching customers. Once inside, the open dining rooms, festive ambience and graciously attentive staff keep you coming back for more.

Every host and server is committed to customer satisfaction and will go the extra distance to make sure your experience will be entertaining and relaxing. Their job is to make sure that your meal is fresh, well prepared, artfully presented and tasty the first time, the second time, and every time you return.

Landry's extensive mouthwatering menu is sure to please any palate, boasting the freshest seafood ranging from Gulf shrimp and red snapper to salmon, mahi mahi and live Maine lobster. In addition to some of the best seafood, Landry's is celebrated for perfectly prepared Certified Angus steaks, savory chicken and signature pasta dishes. Don't forget the famous salad bowl, tossed tableside and served with every entrée! And no experience is complete without finishing it off with Landry's Bananas Foster for dessert. Our house specialties are guaranteed to add a little spice to your life.

Drop your anchor at Landry's Seafood House today! Landry's promises each guest Classic Seafood at a reasonable price so you can come often, dress comfortably and enjoy the scenery. Join us. You're always welcome at Landry's house!

Joe's Crab Shack®

PULL UP A CHAIR




SARDINE ON STEROIDS
CAUGHT by JOE'S MAMA
EAT AT JOE'S
JOE'S CRAB SHACK
JOE'S
CRAB SHACK

If you're looking for killer seafood, you've gotta go eat at Joe's! It's good food, great fun, and a little well-orchestrated chaos! Joe's has the comfortable, casual feel of a cleaned-up, younger version of yesteryear's barefoot, salt and sand crab shack. Its weather beaten rustic look with wooden decks, a medley of Christmas lights, fishing nets and ice camp memorabilia attracts a lot of attention and customers who enjoy Joe's Crab Shack's backwater charm. It's full of fun, dancing and lively music. And for the kids, each Joe's sports a play area called Joe's Sand Lot, where all the laughing, sliding, running, climbing and jumping rivals the high-energy feel inside.

The lower ticket and bring-the-kids menu has found its own special place in the hearts of die hard seafood lovers everywhere. Since 1994 when Landry's acquired the original restaurant in Houston, Texas, Joe's has grown to over 110 restaurants throughout the United States. In 2002, several Joe's were opened in places just crying out for the active, screen door slamming, fish trophy atmosphere including cities in Colorado, Georgia, Texas, California, Tennessee and Florida.

Mallets at the ready with tin buckets at the table, elbow-deep in spicy, lip-smacking sauce, folks don't mind working for their meals – cracking crabs the old-fashioned way. There's heaping platters of killer seafood like tasty crabs, shrimp and fresh fish combos. Crabs, crabs and more crabs – they're served up year round. Soft Shell Crab, Alaskan King Crab, Snow Crab and Dungeness Crab are made the way you like it. And for those not feeling too crabby, Joe's serves a wide variety of fresh shrimp, grilled chicken, tantalizing salads, sandwiches, pastas, sizzling steak and more. Come on inside and put your elbows up. Make a mess – we'll save you a spot, a mallet, a bucket and some of the best seafood that you'll ever taste.



Rainforest Cafe®
GET WILD



It's not just another meal; it's an adventure! Whether patrons pull up a chair next to frolicking monkeys or enter during a simulated rainstorm, they will be amazed and amused by the many surprises in store. Locals and visitors to the restaurant will be treated to a feast for all the senses. The sights, sounds and aromas of a tropical rainforest are recreated through creative and detailed use of décor, animatronics and special effects. Larger than life Banyan trees, cascading waterfalls, majestic rock formations, shooting stars and changing constellations, tropical music, cool mists and simulated rain storms, complete with thunder and lighting fill the facility. Whimsical butterflies, trumpeting elephants, playful primates, snapping crocodiles, slithering snakes and other indigenous wildlife inhabit this authentic rainforest environment. Beyond the state of the art creatures and special effects, Rainforest Cafe also has plenty of real tropical creatures inside. Giant -sized saltwater aquariums are home to 300 fish, representing more than 25 species from around the world. A full-time curator and staff of animal-care specialists tend to these residents' every need.

The menu features an assortment of favorites including pastas, seafood, salads, signature entrées, sandwiches and delectable desserts. Save room for our Sparkling Volcano, a giant rich chocolate brownie cake stacked up high with vanilla ice cream, whipped cream and caramel and chocolate sauces; a spectacular end to any meal.

Take a journey through our fantastic Retail Village, which is overflowing with a wild assortment of unique souvenirs from your Rainforest Cafe adventure that will delight the entire family.

The Crab House® & Muer Restaurants®

DIG IN



CRAB HO











Commonly referred to as "an East Coast tradition since 1975," The Crab House continues to satisfy the hungry appetites of those seeking freshly prepared seafood in traditional East Coast style. From Southern Florida's Bahamian Conch chowder to Cajun Gator Bites, The Crab House continues to be a consistently popular concept for the Landry's family of restaurants.

When you think of The Crab House, you immediately think of our All You Can Eat Fresh Seafood & Salad Bar. We are one of the few remaining seafood houses to offer such a tremendous bounty of freshly shucked oysters, peel & eat shrimp, Blue Crab, Snow Crab, marinated mussels, smoked salmon, freshly prepared salads, fruits, vegetables and more! For the landlubber, we even have several chicken and beef selections, including our slow-roasted prime rib. Delicious food and exceptional service and why everyone feels at home at The Crab House.

Remembering that dining out should be entertaining - Muer Seafood Restaurants are located amidst spectacular waterfronts and unique historic settings throughout the United States. With creative and exciting decor, Muer Restaurants range from casual to elegant atmospheres specializing in great steaks, prime rib, pasta and a variety of fresh fish and seafood from around the world. Whether it's Charley's Crab, Grand Concourse, Big Fish, River Crab or Chuck & Harold's we're sure you'll enjoy the wonderful atmosphere and food whatever the occasion. If you're looking for a collection of breathtaking ambiance, unsurpassed food and attentive-friendly service, let us entertain you!

At each Muer restaurant, a warm greeting and excellent service are hallmark attributes, and managers know loyal guests' names by heart. This truly eclectic restaurant specializes in fresh seafood and i[s] one of the most exciting restaurant concepts ever to be developed.

Aquarium™

GO FISH



AQUARIUM

AN UNDERWATER DINING ADVENTURE







Aquarium Restaurant, billed as "an underwater dining adventure," is a one-of-a-kind restaurant featuring superb, high quality seafood in a sea-themed décor with a tropical flair. If ever there was an astounding dining adventure in which to become truly and totally immersed, Aquarium restaurant is it.

The guest is submerged into the experience as if observing the underwater life from the bottom of the ocean. The enormous aquarium tanks provide breathtaking floor-to-ceiling views through acrylic observation panels. To the delight and fascination of diners of all ages, the tank's countless tropical fish create a living kaleidoscope of shapes and colors in perpetual motion. For an extra-special treat, guests can watch divers take the plunge to make frequent feedings throughout the day.

Aquarium's imaginative menu carefully blends traditional tastes with new eclectic dishes. Start with an appetizer of Crab and Shrimp Wontons with Ginger-Soy dipping sauce or the Artichoke and Shrimp Dip. Follow with the delicately flavored Lobster Bisque or traditional Cobb Salad. Our chefs have created nine different shrimp entrées and our fresh fish possibilities are endless! Choose from no less than 10 expertly prepared selections including Stuffed Gulf Flounder, Herb Crusted Sea Bass or Grilled Halibut. The land-locked top picks are Grilled Chicken Pasta, Peppered N.Y. Strip and Stuffed Chicken with a poblano cream sauce. Aquarium is probably most remembered for its artistic and delectable desserts, such as Truffle Cake, Old Fashioned Banana Pudding, Classic Crème Brulee, Chocolate Pecan Tart and Mango Ice Cream.

Aquarium's locale at The Kemah Boardwalk attracts both locals and visitors who enjoy the serenity of the bay, the upbeat entertainment and attractions, and the love of great food. The excitement continues in 2003 when the second Aquarium Restaurant will open in the heart of downtown Houston. Stay tuned for more tales from under the sea...


KEMAH BOARDWALK
KEMAH

The Kemah Boardwalk®

RELAX & CELEBRATE

The Flying Dutchman









Twenty miles from downtown Houston is a family getaway like no other. The Kemah Boardwalk attracts over 4 million visitors a year. It has evolved rapidly from a few small restaurants on the bay, to an exciting 35-acre entertainment complex that has the feel of an old-time boardwalk lined with themed waterfront restaurants, amusement rides, midway games, a hotel, dancing water fountains, retail shops and a marina featuring over 400 slips. Wholly owned and operated by Landry's, the Boardwalk offers a dazzling view of Upper Galveston Bay and the Gulf of Mexico and is home to a parade of recreational and commercial boats that cruise along the Boardwalk each day.

The heart of The Kemah Boardwalk is our restaurants, boasting some of the most recognized names in the restaurant industry: Joe's Crab Shack, Landry's Seafood House, The Cadillac Mexican Restaurant, The Crab House, Willie G's Seafood & Steak House, Aquarium and The Flying Dutchman.

Guests at The Kemah Boardwalk enjoy shopping in our retail specialty shops. The unique mix of small, boutique-style shops offers a variety of merchandise, including adult and children's apparel, toys, home décor, collectibles and gifts.

Stay the night or take a long weekend at the Boardwalk Inn, our exclusive hotel. The Inn is nestled in the center of The Kemah Boardwalk and offers guests the feel of an elegant seaside retreat while keeping them right in the middle of the fun.

With great dining, shopping, amusements, midway games and more, The Kemah Boardwalk is truly the freshest catch in family fun!



Chart House®

CHART A COURSE...





An American tradition for 40 years, Chart House has been synonymous with great food, fantastic locations and a casual, relaxed atmosphere. Whether perched on the water's edge in Florida, or at the foot of the mountains in Colorado, every Chart House location draws on the local region's natural features - from the setting and architecture to the style and attitude - and infuses them with Chart House's own unique friendly and inviting atmosphere. Although Chart House has long been serious about good food, it recently added an exciting array of fresh fish and seafood to its menu. Seafood lovers can now savor a Seared Peppered Ahi Tuna appetizer before diving into delectable dishes such as Sesame Crusted Salmon or Grilled Swordfish.

Landlubbers can enjoy a first-class Chart House Wine Flight and the restaurant's signature Caesar Salad before biting into mouth-watering entrees like Slow-Roasted Prime Rib or Filet Mignon au Poivre. To top it off there's Chart House's signature Chocolate Lava Cake, a dessert soufflé of volcanic proportions, served warm at your table. The menu offers sumptuous and creative dishes only surpassed by the astonishing panoramic waterfront views from your table.

People who take great pains to ensure their special event is picture perfect from beginning to end have been choosing Chart House for years. Our highly experienced staff exceeds your expectations time after time, making your memories of your wedding reception, holiday party or corporate gathering that much more special.

Chart House's casual atmosphere is fresher than ever, with remodeling efforts going on throughout each of its unique and spirited locations.



Saltgrass Steak House®

TEXAS TO THE BONE


COLD BEER






THE ORIGINAL Texas
STEAK HOUSE


SALTGRASS
STEAK HOUSE

Our story goes back to the mid 1800's, when millions of Longhorns roamed freely in Texas. With the taste of beef becoming a newfound favorite in the North, Texas ranchers prospered as never before.

Each winter the Longhorns were driven to the Texas Gulf Coast to graze on the rich coastal saltgrass. When they headed for market, they followed the legendary Saltgrass Trail, known far and wide for the best beef in the whole Lone Star State.

In 1952, this historic trail ride was revived by four riders to publicize the opening of the Houston Livestock Show and Rodeo. Today, the ride has become an annual celebration of the original Texas spirit. The first Saltgrass Steak House still stands along this historic trail.

At Saltgrass, our pledge is simple. Honor the old legends while making a little history of our own.

Nothing says Texas like the finest steaks, chicken and seafood chargrilled to perfection, served up with a friendly attitude in a casual atmosphere. Saltgrass Steak House recaptures the flavor of the open campfire. Offering a wide variety of Certified Angus Beef steaks and other fine entrees complete with breads and soups made fresh daily, we invite you to enjoy a fantastic meal and our famous Texas hospitality.

Save room for one of our desserts...you won't be able to resist our famous "Two Fork" cheesecake!

Other Holdings

DINE WITH US





Willie G's Seafood & Steak House
Denver, CO



Fish Tales
Galveston Island, TX


Fisherman's Wharf
SEAFOOD GRILL

Cadillac Mexican Restaurant
Dallas, TX

Fisherman's Wharf
Galveston Island, TX


CADILLAC
AUTHENTIC
MEXICAN RESTAURANT
Arriba Arriba!
BREAKFAST BUFFET
8am to 11am

adillac Mexican Restaurant
emah, TX


WILLIE G's

Willie G's Seafood & Steak Hou
Galveston, TX



Peohe's
Coronado, CA

In addition to our core concepts, we also own and operate several unique, individual restaurant concepts as well.

Known for serving traditional Louisiana-style fresh seafood specialties, Willie G's Seafood & Steak House was voted one of the "Top Ten Seafood Houses in America" in 2001 and 2002 by Tom Horan, restaurant critic and author of "America's Top Ten List." Having established itself as a premier seafood house for over 20 years, Willie G's is a favorite among the local business crowd, area residents and travelers. Guests can enjoy a wide variety of fresh fish and seafood specialties, as well as chicken, pasta and certified Angus steaks, all served in a comfortable, elegant atmosphere.

Reminiscent of a historic border-town hideaway, the Cadillac Mexican Restaurant prides itself on its authentic Mexican food, frosty margaritas and a reputation for fun and festivities. The music is lively and the graffiti lined walls will entertain you almost as much as our staff!

Over in the western part of the United States, Landry's also operates Simms Landing and The Rusty Duck. Each restaurant features an outstanding menu of fresh fish, a variety of original seafood dishes, steaks, prime rib and pastas. The mood is lively, the service is attentive, and the whole experience, thoroughly enjoyable.

We continue our diverse selection of restaurants with Fisherman's Wharf, Fish Tales and the Phoenix Bakery & Coffee House, all located on Galveston Island, Texas, plus The Flying Dutchman, Pizza Oven and The Coffee House at The Kemah Boardwalk.

With our incredible selection to offer, we're sure to please all tastes and guarantee a terrific meal and a great time!

Building Excitement

FUTURE DEVELOPMENT




Inn at the Ballpark

Inn at the Ballpark
Houston, TX



Rainforest Cafe
Atlantic City, NJ



Ocean Journey Aquarium
Denver, CO


Rainforest
River Adventure

Rainforest Cafe & River Adventure Ride
Galveston Island, TX


GALVESTON ISLAND CONVENTION CENTER AT THE SAN LUIS RESORT

Galveston Island Convention Center at the San Luis Resort
Galveston Island, TX


AN UNDERWATER DINING ADVENTURE

Downtown Aquarium
Houston, TX


Vic & Anthony
STEAKHOUSE

Vic & Anthony's Steakhouse
Houston, TX

Landry's Restaurants, Inc., your guide to great dining from coast to coast, is building excitement! Tour these new projects soon to come:

Downtown Aquarium in Houston, Texas will create a big splash with a 500,000 gallon Aquarium Adventure, a full service Aquarium restaurant, a casual Marina Matinee Cafe, The Dive Lounge and Treasure Chest gift shop, as well as rides and amusements for the whole family to enjoy.

The Galveston Island Convention Center, located right on the Texas Gulf Coast at the San Luis Resort is the perfect combination of executive conference facilities and relaxing resort amenities. With over 130,000 square feet and a grand ballroom of 15,500 square feet, this two-level structure can accommodate any group size.

A special Rainforest Cafe is in the works for Galveston Island. Located on the Seawall, this 38,000 square-foot facility will showcase a simulated active volcano and the Rainforest River Adventure Ride, where guests will be swept away in a six-person raft to travel the rainforests of the world.

Located in the heart of Downtown Houston near Minute Maid Park, Vic & Anthony's promises to be a world-class steakhouse, featuring carefully crafted menu, an extensive wine collection and one-of-a-ki[nd] hospitality in a comfortable, elegant atmosphere.

Adjacent to Vic & Anthony's, will be a nostalgic themed 12-story hotel, the Inn at the Ballpark. It will boast over 200 guest rooms, a ballroom equipped for private corporate parties or special events, meeting rooms, an executive boardroom and a four-story atrium lobby bar.


Landry's Restaurants, Inc.

Locations

LANDRY'S RESTAURANTS, INC.

ALABAMA
Birmingham (2)
Hoover
Huntsville

ARIZONA
Scottsdale/Tempe (4)
Tucson

CALIFORNIA
Los Angeles (12)
Malibu
Mammoth
Monterey
Rancho Mirage
Sacramento
San Diego (6)
San Francisco (3)

COLORADO
Aspen
Colorado Springs (2)
Denver area (6)
Steamboat Springs

CONNECTICUT
Farmington

FLORIDA
Boca Raton/
Deerfield Beach (3)
Daytona Beach (2)
Destin Beach (2)
Jacksonville (2)
Melbourne
Miami/
Ft. Lauderdale (9)
Naples
Orlando (7)
Palm Beach (3)
Pensacola
Tampa (3)

GEORGIA
Atlanta area (8)
Savannah

IDAHO
Boise

ILLINOIS
Chicago area (8)
Fairview Heights
Peoria

INDIANA
Ft. Wayne
Hobart
Indianapolis (3)

KANSAS
Kansas City (2)

KENTUCKY
Bellevue
Lexington
Louisville
Newport

LOUISIANA
Baton Rouge
Lafayette
New Orleans (2)

MARYLAND
Annapolis
Gaithersburg
Towson

MASSACHUSETTS
Boston (2)

MICHIGAN
Ann Arbor (2)
Auburn Hills (2)
Detroit area (6)
Grand Rapids
St. Clair

MINNESOTA
Minneapolis area (3)

MISSISSIPPI
Biloxi

MISSOURI
Branson
St. Louis
area (3)

NEVADA
Lake Tahoe
Las Vegas (5)

NEW JERSEY
Edison
Trenton area (3)
Weehawken

NEW MEXICO
Albuquerque

NEW YORK
Dobbs Ferry

NORTH CAROLINA
Asheville
Charlotte
Fayetteville

OHIO
Akron (2)
Canton
Cleveland (2)
Columbus (2)
Dayton
Toledo

OKLAHOMA
Oklahoma City
Tulsa

OREGON
Portland

PENNSYLVANIA
Philadelphia
Pittsburgh (2)

SOUTH CAROLINA
Charleston
Greenville
Hilton Head
Myrtle Beach (5)

TENNESSEE
Memphis (2)
Nashville (3)

TEXAS
Amarillo
Austin (5)
Beaumont
Corpus Christi (3)
Dallas/
Ft Worth area (26)
El Paso
Houston/Galveston
area (42)
Kemah (7)
Lubbock
McAllen
San Antonio (7)

UTAH
Salt Lake City

VIRGINIA
Alexandria
Norfolk (2)
Fairfax
McLean
Sterling

WASHINGTON
Seattle
Vancouver

CANADA
Toronto

Coast to Coast Locations Guide

GREAT FOOD. GREAT TIMES. GREAT VALUE.


LANDRY'S
LIVE ON STAGE
LOUISIANA FIRE
Gulf SEAFOOD
STEAKS
CHICKEN

Landry's Seafood House
Lafayette, LA


VACANCY
JOE'S
CRAB SHACK


OPEN

Joe's Crab Shack
Atlanta, GA



Landry's Seafood House
Destin Beach, FL


SALTGRASS
STEAK HOUSE

Charley's Crab

Saltgrass Steakhouse



Joe's Crab Shack
Indianapolis, IN

Chart House
Malibu, CA



Landry's Seafood House
Myrtle Beach, SC


The Flying Dutchman

Kemah Boardwalk
Kemah, TX


EAT AT JOE'S
EAT AT JOE'S
KS 429

Joe's Crab Shack
Kemah, TX



Landry's Seafood House
New Orleans, LA



Chart House
Cardiff, CA



Rainforest Cafe
Disney Animal Kingdom, FL


SALTGRASS

Saltgrass Steakhouse
Dallas, TX



Landry's Management

LANDRY'S RESTAURANTS, INC.



Landry's Restaurants has a simple mission – to be the best. And to achieve that takes focus, intensity, persistence, leadership, and the Landry's philosophy – there are no spare customers. Landry's management is a team of leaders who inspire and nurture those management skills in all employees – whether in the corporate office, at the construction site, in the kitchens or in the main dining rooms.

Things change very quickly in this business and competition is very intense. What was a good result yesterday will only be mediocre tomorrow. Even as a large Company, Landry's must be extremely flexible, capable of responding and reacting to the needs and demands of the marketplace with unprecedented speed. Management has a winning ability to act fast, work hard and work smart, helping the Company reach set goals and achieve success.

The Company's culture is one of service, 110% committed to customer satisfaction. Supporting this company-wide dedication is a system of ideals focused on the maintenance of excellence in product quality from preparation to presentation, cleanliness, a positive and fun work environment for everyone, high standards of performance, and continuing improvement in all aspects of operations. To keep an entire work force focused on customer service takes a corporate organization with an equally focused infrastructure. It takes hard work.

Landry's management is self-driven. They are the best examples of hands-on leaders and top-notch achievers in an industry known for the intensity of its competition. They don't follow industry standards. They set them, surpass them, and set new ones. Every day they thrive on the pace and the intensity. But then, so does everyone in Landry's organization.



Board of Directors

LANDRY'S RESTAURANTS, INC.

STANDING

JOE MAX TAYLOR
Director

MICHAEL S. CHADWICK
Director

TILMAN J. FERTITTA
Chairman of the Board,
President & Chief Executive Officer

STEVEN L. SCHEINTHAL
Executive Vice President,
General Counsel & Secretary

SITTING

PAUL S. WEST
Executive Vice President
& Chief Financial Officer

JAMES E. MASUCCI
Director


JOE'S

Table of Contents

	Page No.
Selected Financial Data	02
Forward Looking Statements	02
Management's Discussion and Analysis of Financial Condition and Results of Operations	03
Report of Independent Auditors	05
Consolidated Balance Sheets	06
Consolidated Statements of Income	07
Consolidated Statements of Stockholders' Equity	07
Consolidated Statements of Cash Flows	08
Notes to Consolidated Financial Statements	08
Quarterly Financial Data	15
Corporate Information	15

SELECTED FINANCIAL DATA

The following table contains selected consolidated financial data for each of the years presented. All numbers are in thousands, except per share data:

SELECTED CONSOLIDATED FINANCIAL INFORMATION

Year Ended December 31	2002	2001	2000	1999
INCOME STATEMENT DATA				
Revenues	$ 894,795	$ 746,642	$ 520,980	$ 438,986
Operating costs and expenses:				
Cost of revenues	257,945	219,684	156,787	136,321
Restaurant labor	259,198	215,662	147,192	125,566
Other restaurant operating expenses	222,711	185,186	122,099	101,563
General and administrative expenses	43,384	38,004	26,652	21,354
Depreciation and amortization	42,680(1)	37,147(1)	33,392(1)	22,230
Restaurant pre-opening expenses	4,591	2,598	3,402	3,764
Store closings and charges	—	—	2,000(2)	2,945(2)
Total operating costs and expenses	830,509	698,281	491,524	413,743
Operating income	64,286	48,361	29,456	25,243
Other (income) expense:				
Interest expense, net	4,997	9,402	6,617	1,965
Other, net	(887)	(56)	887	(178)
Total other expense	4,110	9,346	7,504	1,787
Income before taxes	60,176	39,015	21,952	23,456
Provision for income taxes	18,654	12,095	7,302	8,080
Net income	$ 41,522	$ 26,920	$ 14,650	$ 15,376
Net income before special charges and merger costs	$ 41,522	$ 26,920	$ 20,301	$ 17,305
Earnings per share information:				
Basic				
Net income	$ 1.60	$ 1.24	$ 0.63	$ 0.58
Net income before special charges and merger costs	$ 1.60	$ 1.24	$ 0.87	$ 0.65
Average number of common shares outstanding	25,900	21,750	23,400	26,675
Diluted				
Net income	$ 1.54	$ 1.19	$ 0.62	$ 0.57
Net income before special charges and merger costs	$ 1.54	$ 1.19	$ 0.86	$ 0.64
Weighted average number of common shares and equivalents outstanding	26,900	22,535	23,600	27,025

December 31	2002	2001	2000	1999
BALANCE SHEET DATA				
Working capital (deficit)	$ (55,685)	$ (6,017)	$ (39,657)	$ 17,430
Total assets	933,015	690,171	663,875	496,726
Short-term debt	1,783	—	60	93
Long-term debt	189,404	175,000	155,000	68,060
Stockholders' equity	$ 567,075	$ 393,671	$ 364,553	$ 377,348

(1) *In 2002, 2001 and 2000, we recorded asset impairment charges of $2.2 million ($1.5 million after tax),* $2.4 million ($1.6 million after tax) and $6.3 million ($4.3 million after tax), respectively, related to the adjustment to estimated fair value of certain restaurant properties.

(2) In the second quarter of 2000, we recorded a $2.0 million special charge to expense merger costs for our initial failed offer to acquire Rainforest Cafe. We incurred $2.9 million in store closings and special charges during 1999, which comprised the net result of $3.7 million in transaction costs as the result of a terminated merger agreement with another company during the first quarter of 1999, and the reversal of an accrual (income) of $0.7 million related to favorable lease settlement terminations during the second quarter of 1999.

FORWARD LOOKING STATEMENTS

In this report, we have made forward-looking statements. Our forward-looking statements are subject to risks and uncertainty, including without limitation, our ability to continue our expansion strategy, our ability to make projected capital expenditures, as well as general market conditions, competition, and pricing. Forward-looking statements include statements regarding:

- future capital expenditures (including the amount and nature thereof);
- business strategy and measures to implement that strategy;
- competitive strengths;
- goals;
- expansion and growth of our business and operations;
- plans;
- references to future success as well as other statements which include words such as "anticipate," "believe," "plan," "estimate," "expect," and "intend".

Although we believe that the assumptions underlying our forward-looking statements are reasonable, any of the assumptions could be inaccurate and, therefore, we cannot assure you that the forward-looking statements included in this report will prove to be accurate. In light of the significant uncertainties inherent in the forward-looking statements, the inclusion of such information should not be regarded as a representation by us or any other person that our objectives and plans will be achieved.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We own and operate full-service, casual dining restaurants. As of December 31, 2002, we operated 267 restaurants. In addition to these units, there were eight Chart House restaurants operating but scheduled for closure and redevelopment into Joe's Crab Shack restaurants.

In February 2002, we acquired 15 seafood restaurants located primarily in Michigan and Florida resulting from the acquisition of C.A. Muer, Inc., (the "Muer Acquisition"). In August 2002, we purchased 27 Chart House seafood restaurants, located primarily on the East and West Coasts of the United States. Both of these acquisitions included plans for the redevelopment of 10 additional lower profitability restaurants, also then acquired, into Joe's Crab Shack restaurants, and the sale or disposal of six additional acquired, but non-strategic, locations. In October 2002, we purchased 27 Texas-based Saltgrass Steak House restaurants.

The restaurant industry is intensely competitive and is affected by changes in consumer tastes and by national, regional, and local economic conditions and demographic trends. The performance of individual restaurants may be affected by factors such as: traffic patterns, demographic considerations, weather conditions, and the type, number, and location of competing restaurants.

We have many well established competitors with greater financial resources and longer histories of operation than ours, including competitors already established in regions where we are planning to expand, as well as competitors planning to expand in the same regions. We face significant competition from mid-priced, full-service, casual dining restaurants offering seafood and other types and varieties of cuisine. Our competitors include national, regional, and local chains as well as local owner-operated restaurants. We also compete with other restaurants and retail establishments for restaurant sites. We intend to pursue an acquisition strategy.

Results of Operations

Restaurant Profitability

The following table sets forth the percentage relationship to total restaurant revenues of certain restaurant operating data for the periods indicated:

Year Ended December 31	2002	2001	2000
Revenues	100.0%	100.0%	100.0%
Cost of revenues	28.8	29.4	30.1
Restaurant labor	29.0	28.9	28.3
Other restaurant operating expenses	24.9	24.8	23.4
Restaurant level profit	17.3%	16.9%	18.2%

Year Ended December 31, 2002 Compared to the Year Ended December 31, 2001

Revenues increased $148,152,334, or 19.8%, from $746,642,287 to $894,794,621 for the year ended December 31, 2002, compared to the year ended December 31, 2001. The increase in revenues was primarily attributable to revenues from new restaurant openings, a same store sales increase of 1.6% for the Company's seafood restaurants, offset by a slight decline in Rainforest Cafe restaurant revenues, and the inclusion of 2002 revenues from the Muer (since February 2002), Chart House (since August 2002) and Saltgrass Steak House restaurants (since October 2002) acquisitions.

As a primary result of increased revenues, cost of revenues increased $38,261,051, or 17.4%, from $219,683,690 to $257,944,741 in the year ended December 31, 2002, compared to the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2002 decreased to 28.8% from 29.4% in 2001. The decrease in cost of revenues as a percentage of revenues primarily reflects menu changes and lower product costs in 2002 as compared to 2001, partially offset by the inclusion of Saltgrass Steak House restaurants (since October 2002) with higher than Company average cost of sales margins.

Restaurant labor expenses increased $43,535,944, or 20.2%, from $215,662,020 to $259,197,964 in the year ended December 31, 2002, compared to the prior year. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2002, increased to 29.0% from 28.9% in 2001, as a primary result of higher labor costs at the restaurants purchased in recent acquisitions, partially offset by increases in hourly labor productivity.

Other restaurant operating expenses increased $37,524,400, or 20.3%, from $185,186,106 to $222,710,506 in the year ended December 31, 2002, compared to the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 24.9% in 2002 from 24.8% in 2001, as a primary result of higher marketing and advertising expenses, partially offset by lower utility costs.

General and administrative expenses increased $5,380,311, or 14.2%, from $38,003,488 to $43,383,799 in the year ended December 31, 2002, compared to the prior year, and declined as a percentage of revenues to 4.8% in 2002 from 5.1% in 2001. The dollar increase resulted primarily from increased personnel to support our expanded operations. The decrease as a percentage of revenues is the primary result of increased leverage from revenues increasing more than expenses.

Depreciation and amortization expense increased $5,532,695, or 14.9%, from $37,147,325 to $42,680,020 in the year ended December 31, 2002, compared to the prior year. The dollar increase was primarily due to the addition of new restaurants and equipment and the restaurant acquisitions in 2002, and asset impairment charges of $2,200,000 in 2002, compared to $2,394,000 in 2001.

The decrease in net interest expense for the year ended December 31, 2002, as compared to the prior year, is substantially due to reduced borrowings as a result of repayments from proceeds of a secondary stock offering we completed in April 2002. Also, the average borrowing rate declined by approximately 1.3 percentage points between December 31, 2001 to December 31, 2002. The change in other expense (income), includes an unrealized gain on investments of $875,000, and additional income of $1,100,000 from a settlement from a vendor, offset by a loss of $1,500,000 on an asset in 2002.

Provision for income taxes increased by $6,558,908 to $18,654,638 in 2002 from $12,095,730 in 2001 primarily due to changes in our pre-tax income.

Year Ended December 31, 2001 Compared to the Year Ended December 31, 2000

Revenues increased $225,662,491, or 43.3%, from $520,979,796 to $746,642,287 for the year ended December 31, 2001, compared to the year ended December 31, 2000. Revenues from new restaurant openings, a same store sales increase of 2.2%, and the inclusion of revenues from Rainforest Cafe restaurants for the full year primarily attributed to the increase in revenues.

As a primary result of increased revenues, cost of revenues increased $62,896,773, or 40.1%, from $156,786,917 to $219,683,690 in the year ended December 31, 2001, compared to the prior year. Cost of revenues as a percentage of revenues for the year ended December 31, 2001 decreased to 29.4% from 30.1% in 2000. The decrease in cost of revenues as a percentage of revenues primarily reflects the inclusion of Rainforest Cafe restaurants with lower cost of revenues percentages, menu changes and lower product costs in 2001 as compared to 2000.

Restaurant labor expenses increased $68,469,605, or 46.5%, from $147,192,415 to $215,662,020 in the year ended December 31, 2001, compared to the prior year. Restaurant labor expenses as a percentage of revenues for the year ended December 31, 2001 increased to 28.9% from 28.3% in 2000. The inclusion of Rainforest Cafe units, which generally incur higher labor costs, and large initial staffing and training costs incurred following the opening of the Rainforest Cafe restaurant in Anaheim, California primarily caused the increase in labor expense as a percentage of revenues.

Other restaurant operating expenses increased $63,087,473, or 51.7%, from $122,098,633 to $185,186,106 in the year ended December 31, 2001, compared to the prior year, principally as a result of increased revenues. Such expenses increased as a percentage of revenues to 24.8% in 2001 from 23.4% in 2000, as a primary result of the inclusion of Rainforest Cafe restaurants with higher occupancy expenses, and slight percentage increases in advertising and utility costs. We anticipate advertising and marketing expenses may increase as a percentage of revenues in 2002.

General and administrative expenses increased $11,351,042, or 42.6%, from $26,652,446 to $38,003,488 in the year ended December 31, 2001, compared to the prior year, and remained flat as a percentage of revenues at 5.1%. The dollar increase resulted primarily from increased personnel to support the Rainforest Cafe restaurants. We expect that the future rate of increase of general and administrative expenses will moderate in comparison to revenue increases.

Depreciation and amortization expense increased $3,755,537, or 11.2%, from $33,391,788 to $37,147,325 in the year ended December 31, 2001, compared to the prior year. The increase was primarily due to the addition of new restaurants and equipment and the inclusion of the Rainforest Cafe restaurants for 2001.

The increase in net interest expense for the year ended December 31, 2001, as compared to the prior year, is substantially due to increased borrowings for treasury stock repurchases and the Rainforest Cafe acquisition. Our average borrowing rate declined by approximately 4 percentage points from December 31, 2000 to December 31, 2001. The change in other expense (income), net was not deemed material.

Provision for income taxes increased by $4,793,902 to $12,095,730 in 2001 from $7,301,828 in 2000 primarily due to changes in our pre-tax income. The provision for income taxes as a percentage of income before income taxes was reduced in the third and fourth quarter of 2000 and prospectively from 34.5% to 31% to reflect continuing favorable federal tax credits for tipped employees.

Liquidity and Capital Resources

In February 2002, we completed our acquisition of C.A. Muer Restaurants, Inc. for approximately $28 million, which was funded with borrowings from our credit line. In April 2002, we completed a public offering of 5,297,500 shares of common stock and raised approximately $132.6 million. These proceeds were initially used to pay down the majority of amounts outstanding on our credit line. In August 2002, we acquired 27 Chart House restaurants and additional restaurant locations for $45 million, plus assumption of trade payables, which was funded with borrowings from our credit line. In October 2002, we purchased the 27-unit Saltgrass Steak House chain for approximately $73 million. The acquisition was financed by borrowing on the credit facility and a $20 million, 7 year, 5.5% note from the seller. In October 2002, we authorized a $50.0 million open market stock buy back program. Our $220.0 million line of credit from a syndicate of banks matures in July 2004 and is available for expansion, acquisitions, share repurchases and other general corporate purposes. In July 2002, the credit line was amended to permit the Chart House and Saltgrass acquisitions. At December 31, 2002, we had $171.0 million outstanding under this credit facility at an average interest rate of 3.7%, and remaining availability of approximately $41.3 million.

For the year ended December 31, 2002, we funded our capital expenditures of $115.9 million and $146.5 million in acquired restaurant properties (Muer, Chart House and Saltgrass Steak House restaurants), out of existing cash balances, cash flows from operations, and borrowings.

We expect to spend approximately $120 to $130 million on capital expenditures in 2003. The majority of planned capital expenditures will be for restaurants that are expected to open in 2003 and 2004, which include approximately 25 to 30 restaurants in 2003, although a portion will be for land purchases, other entertainment and hospitality opportunities, and the completion of our Downtown Aquarium project in Houston, Texas. In addition, we are renovating a building adjacent to the new Houston professional baseball park and close to the Houston Convention Center, into a 200-room hotel as a part of our specialty growth opportunities. Expected construction costs of approximately $25 million will be expended over several years. Further, we were awarded a contract from the City of Galveston, Texas to develop, construct and operate the Galveston Island Convention Center. The estimated construction costs are being funded by proceeds from governmental agency bonds issued by the City of Galveston and serviced by certain taxes. Under the agreements, we have the right to one-half of the profits of the Convention Center. Our estimated costs of these projects are included in our projected capital expenditures, however the timing and finalization of such projects may increase capital expenditures for 2003.

We plan to fund 2003 capital expenditures and any additional restaurant acquisitions out of proceeds from existing cash balances, cash flow from operations and availability under our existing credit facility. As a result of our tax carryforwards and deferred tax assets, including amounts attributable to the acquisition of Rainforest Cafe, we expect our cash flow from operations to be subject to reduced federal income tax payments for the foreseeable future, and therefore provide additional cash flow for funding our business activities and debt service.

Since April 2000 we have paid an annual $0.10 per share dividend, declared and paid in quarterly amounts.

From time to time we review opportunities for restaurant acquisitions, and investments in the hospitality, entertainment, amusement, food service and facilities management and other industries. Our exercise of any such investment opportunity may impact our development plans and capital expenditures. We believe that adequate sources of capital are available to fund our business activities through December 31, 2003.

Seasonality and Quarterly Results

Our business is seasonal in nature. Our reduced winter volumes cause revenues and, to a greater degree, operating profits to be lower in the first and fourth quarters than in other quarters. We have and continue to open restaurants in highly seasonal tourist markets. We further note that the Joe's Crab Shack restaurants tend to experience even greater seasonality and sensitivity to weather than our other restaurant concepts. Periodically, our sales and profitability may be negatively affected by adverse weather, which occurred in the fourth quarter of 2002 and is expected to occur in the first quarter of 2003. The timing of unit openings can and will affect quarterly results.

Critical Accounting Policies

Restaurant and other properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

The Company follows the intrinsic value method of accounting for stock options, and as such does not record compensation expense related to amounts outstanding.

Impact of Inflation

We do not believe that inflation has had a significant effect on our operations during the past several years. We believe we have historically been able to pass on increased costs through menu price increases, but there can be no assurance that we will be able to do so in the future. *Future increases in restaurant labor costs, including expected future increases in federal minimum* wages, land and construction costs could adversely affect our profitability and ability to expand.

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders of Landry's Restaurants, Inc.

We have audited the consolidated balance sheet of Landry's Restaurants, Inc. and subsidiaries as of December 31, 2002, and the consolidated statement of income, stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Landry's Restaurants, Inc. and Subsidiaries as of December 31, 2001, and 2000, and for the years then ended were audited by other auditors who have ceased operations and whose report dated February 4, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landry's Restaurants, Inc. and Subsidiaries at December 31, 2002 and the consolidated results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

ERNST & YOUNG LLP

Houston, Texas
February 11, 2003
(Except with respect to the matter discussed in Note 7 as to which the date is March 26, 2003)

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Landry's Restaurants, Inc.:

We have audited the accompanying consolidated balance sheet of Landry's Restaurants, Inc. (a Delaware corporation) and subsidiaries as of December 31, 2001 and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Landry's Restaurants, Inc., and subsidiaries as of December 31, 2001 and the results of their operations and their cash flows for each of three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

ARTHUR ANDERSEN LLP

Houston, Texas
February 4, 2002
(except with respect to the matter discussed in Note 5 as to which the date is February 25, 2002)

Note: The report of Arthur Andersen LLP presented is a copy of a previously issued Arthur Andersen LLP report and said report has not been reissued by Arthur Andersen LLP nor has Arthur Andersen LLP provided a consent to the inclusion of its report.

CONSOLIDATED BALANCE SHEETS

December 31	2002	2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 13,878,199	$ 31,081,008
Accounts receivable—trade and other	19,910,006	13,518,828
Inventories	40,879,375	33,562,608
Deferred taxes	6,227,519	5,621,459
Other current assets	11,774,016	10,336,996
Total current assets	92,669,115	94,120,899
PROPERTY AND EQUIPMENT, net	830,930,131	587,828,723
GOODWILL	2,434,547	2,438,996
OTHER ASSETS, net	6,981,286	5,782,578
Total assets	$ 933,015,079	$ 690,171,196
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable	$ 71,748,874	$ 45,027,820
Accrued liabilities	74,237,570	55,109,685
Income taxes payable	584,531	—
Current portion of long-term notes and other obligations	1,783,427	—
Total current liabilities	148,354,402	100,137,505
LONG-TERM NOTES, NET OF CURRENT PORTION	189,403,599	175,000,000
DEFERRED TAXES	11,540,594	4,126,948
OTHER LIABILITIES	16,641,047	17,236,120
Total liabilities	365,939,642	296,500,573
COMMITMENTS AND CONTINGENCIES		
STOCKHOLDERS' EQUITY:		
Common Stock, $0.01 par value, 60,000,000 shares authorized, 27,771,479 and 21,996,369 issued and outstanding, respectively	277,715	219,964
Additional paid-in capital	441,338,043	305,598,659
Retained earnings	125,459,679	87,852,000
Total stockholders' equity	567,075,437	393,670,623
Total liabilities and stockholders' equity	$ 933,015,079	$ 690,171,196

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

Year Ended December 31	2002	2001	2000
REVENUES	$ 894,794,621	$ 746,642,287	$ 520,979,796
OPERATING COSTS AND EXPENSES:			
Cost of revenues	257,944,741	219,683,690	156,786,917
Restaurant labor	259,197,964	215,662,020	147,192,415
Other restaurant operating expenses	222,710,506	185,186,106	122,098,633
General and administrative expenses	43,383,799	38,003,488	26,652,446
Depreciation and amortization	42,680,020	37,147,325	33,391,788
Restaurant pre-opening expenses	4,590,972	2,598,293	3,401,511
Store closings and special charges	—	—	2,000,000
Total operating costs and expenses	830,508,002	698,280,922	491,523,710
OPERATING INCOME	64,286,619	48,361,365	29,456,086
OTHER EXPENSE (INCOME):			
Interest expense, net	4,997,022	9,402,351	6,617,567
Other, net	(886,657)	(56,285)	886,573
	4,110,365	9,346,066	7,504,140
INCOME BEFORE INCOME TAXES	60,176,254	39,015,299	21,951,946
PROVISION FOR INCOME TAXES	18,654,638	12,095,730	7,301,828
NET INCOME	$ 41,521,616	$ 26,919,569	$ 14,650,118
EARNINGS PER SHARE INFORMATION:			
BASIC			
Net income	$ 1.60	$ 1.24	$ 0.63
Average number of common shares outstanding	25,900,000	21,750,000	23,400,000
DILUTED			
Net income	$ 1.54	$ 1.19	$ 0.62
Average number of common and common share equivalents	26,900,000	22,535,000	23,600,000

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional	Retained	
	Shares	Amount	Paid-In Capital	Earnings	Total
BALANCE, January 1, 2000	24,823,125	$ 248,231	$ 322,605,100	$ 54,494,707	$ 377,348,038
Net income	—	—	—	14,650,118	14,650,118
Dividends paid	—	—	—	(1,764,579)	(1,764,579)
Purchase of common stock held for treasury	(3,324,773)	(33,247)	(21,379,388)	(4,268,284)	(25,680,919)
BALANCE, December 31, 2000	21,498,352	214,984	301,225,712	63,111,962	364,552,658
Net income	—	—	—	26,919,569	26,919,569
Dividends paid	—	—	—	(2,167,959)	(2,167,959)
Purchase of common stock held for treasury	(3,506)	(35)	(64,797)	(11,572)	(76,404)
Exercise of stock options and tax benefit	501,523	5,015	4,437,744	—	4,442,759
BALANCE, December 31, 2001	21,996,369	219,964	305,598,659	87,852,000	393,670,623
Net income	—	—	—	41,521,616	41,521,616
Dividends paid	—	—	—	(2,500,387)	(2,500,387)
Issuance of common stock, net	5,297,500	52,975	132,524,341	—	132,577,316
Purchase of common stock held for treasury	(304,904)	(3,049)	(5,317,638)	(1,413,550)	(6,734,237)
Exercise of stock options and tax benefit	782,514	7,825	8,532,681	—	8,540,506
BALANCE, December 31, 2002	27,771,479	$ 277,715	$ 441,338,043	$ 125,459,679	$ 567,075,437

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year Ended December 31	2002	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net income	$ 41,521,616	$ 26,919,569	$ 14,650,118
Adjustments to reconcile net income to net cash provided by operating activities:			
Gain on sales of assets	(154,957)	(565,822)	—
Depreciation and amortization	42,680,020	37,147,325	33,391,788
Deferred rent and other charges	541,874	(241,155)	(413,988)
Changes in assets and liabilities:			
(Increase) decrease in trade and other receivables	(3,826,716)	(2,865,441)	4,364,595
(Increase) decrease in inventories	(4,044,169)	1,189,511	(7,758,689)
(Increase) decrease in other assets	(7,316,003)	8,977,078	11,234,860
Increase (decrease) in accounts payable and accrued liabilities	42,236,086	18,410,18	19,866,444
Total adjustments	70,116,135	62,051,677	50,685,010
Net cash provided by operating activities	111,637,751	88,971,246	65,335,128
CASH FLOWS FROM INVESTING ACTIVITIES:			
Property and equipment additions	(115,903,544)	(73,462,974)	(77,569,028)
Proceeds from sale of property and equipment	2,097,870	750,000	—
Business acquisitions, net of cash acquired	(161,108,095)	(32,580,607)	(44,562,492)
Net cash used in investing activities	(274,913,769)	(105,293,581)	(122,131,520)
CASH FLOWS FROM FINANCING ACTIVITIES:			
Proceeds from sale of common stock	132,577,316	—	—
Purchases of common stock	(6,734,237)	(76,404)	(25,680,919)
Proceeds from exercise of stock options	7,134,631	3,548,144	—
Borrowings (payments) under credit line and notes payable, net	15,595,886	19,940,037	86,907,083
Dividends paid	(2,500,387)	(2,167,959)	(1,764,579)
Other	—	—	516,666
Net cash provided by financing activities	146,073,209	21,243,818	59,978,251
NET INCREASE (DECREASE) IN CASH AND EQUIVALENTS	(17,202,809)	4,921,483	3,181,859
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR	31,081,008	26,159,525	22,977,666
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,878,199	$ 31,081,008	$ 26,159,525
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:			
Cash paid during the period for:			
Interest	$ 5,567,196	$ 10,230,853	$ 7,692,000
Income taxes	$ 8,689,374	$ —	$ 2,312,000

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Nature of Business

Landry's Restaurants, Inc. (the "Company") owns and operates restaurants primarily under the trade names of Joe's Crab Shack, Landry's Seafood House, Saltgrass Steak House, The Chart House, The Crab House and Charley's Crab. In addition the Company owns and operates domestic and licenses international rainforest themed restaurants under the trade name Rainforest Cafe.

The Company is also the developer and operator of the Kemah Boardwalk, located near Houston, Texas. The Kemah Boardwalk is a 30 acre waterfront restaurant development including seven restaurants, a boutique hotel, retail shops, amusement attractions, and a marina.

Principles of Consolidation

The accompanying financial statements include the consolidated accounts of Landry's Restaurants, Inc., a Delaware holding company and its wholly and majority owned subsidiaries and partnership.

The Company early adopted, as of March 31, 2001, newly released guidance for accounting for certain sales incentives and revised the recognition and income statement classification for certain discounts, certificates, and offers. There were no reclassifications to prior financial statements as amounts were not deemed material, and the change had no impact on reported earnings.

The Company adopted SFAS No. 141, "Business Combinations", SFAS No. 142, "Goodwill and Other Intangible Assets" and SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." These pronouncements did not have a material effect on the Company's financial statements. The Company follows the intrinsic value method of accounting for stock options, and as such does not record compensation expense related to amounts outstanding.

Inventories

Inventories consist of food and beverages used in restaurant operations and complementary retail goods and are recorded at the lower of cost or market value as determined by the average cost for food and beverages and by the retail method on the first-in, first-out basis for retail goods. Inventories consisted of the following:

December 31	2002	2001
Food and beverage	$ 29,124,594	$ 24,162,722
Retail goods	11,754,781	9,399,886
Inventories	$ 40,879,375	$ 33,562,608

Property and Equipment

Property and equipment are recorded at cost. Expenditures for major renewals and betterments are capitalized while maintenance and repairs are expensed as incurred.

The Company computes depreciation using the straight-line method. The estimated lives used in computing depreciation are generally as follows: buildings and improvements—5 to 40 years; furniture, fixtures and equipment—5 to 15 years; and leasehold improvements—shorter of 30 years or lease term, including extensions where appropriate.

Interest is capitalized in connection with restaurant construction and development activities, and other real estate development projects. The capitalized interest is recorded as part of the asset to which it relates and is amortized over the asset's estimated useful life. During 2002, 2001 and 2000, the Company capitalized interest costs of approximately $1,959,000, $2,437,000, and $1,650,000, respectively.

Restaurant and other properties are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recovered. The recoverability of properties that are to be held and used is measured by comparison of the estimated future undiscounted cash flows associated with the asset to the carrying amount of the asset. If such assets are considered to be impaired, an impairment charge is recorded in the amount by which the carrying amount of the assets exceeds their fair value. Properties to be disposed of are reported at the lower of their carrying amount or fair value, reduced for estimated disposal costs, and are included in other current assets.

Pre-Opening Costs

Pre-opening costs are expensed as incurred and include the direct and incremental costs incurred in connection with the commencement of each restaurant's operations, which are substantially comprised of training-related costs.

Development Costs

Certain direct costs are capitalized in conjunction with site selection for planned future restaurants, acquiring restaurant properties and other real estate development projects. Direct and certain related indirect costs of the construction department, including interest, are capitalized in conjunction with construction and development projects. These costs are included in property and equipment in the accompanying consolidated balance sheets and are amortized over the life of the related building and leasehold interest. Costs related to abandoned site selections, projects, and general site selection costs which cannot be identified with specific restaurants are charged to operations.

Advertising

Advertising costs are expensed as incurred during such year. Advertising expenses were $32.1 million, $21.9 million and $10.9 million in 2002, 2001 and 2000, respectively.

Goodwill

Goodwill and intangible assets with indefinite lives are not amortized, but instead tested for impairment at least annually. Other tangible assets are amortized over the life of the related agreement. These amounts are included in goodwill and other assets in the accompanying consolidated balance sheets, respectively.

Earnings Per Share

Basic earnings per share is computed by dividing net income by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if contracts to issue common stock were exercised or converted into common stock. For purposes of this calculation, outstanding stock options are considered common stock equivalents using the treasury stock method, and are the only such equivalents outstanding.

Cash Flow Reporting

For purposes of the consolidated financial statements, the Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Segment Reporting

As of December 31, 2002, the Company operated 267 casual full-service dining restaurants which are a part of a single operating segment. The restaurants operate principally in the United States and provide similar products to similar customers. The restaurants generally possess similar pricing structures resulting in the potential for similar long-term expected financial performance characteristics. Revenues are from the sale of food, beverages and complementary retail items.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

2. ACQUISITIONS

In February 2002, the Company acquired C.A. Muer, Inc. the owner and operator of 15 seafood restaurants ("Muer Acquisition") in a stock purchase transaction for approximately $28.5 million. In August 2002, the Company acquired, in an asset purchase transaction, 27 Chart House seafood restaurants located primarily on the East and West coasts of the United States from Angelo and Maxie's, Inc. for approximately $45.5 million, as well as assumption of selected trade payable related liabilities. Both of these acquisitions included plans for the redevelopment of 10 additional lower profitability restaurants, also then acquired, into Joe's Crab Shack concept seafood restaurants, as well as the sale or disposal of six acquired but non-strategic locations. In October 2002, the Company acquired 27 Saltgrass Steak House restaurants in a stock purchase transaction for approximately $73.0 million which included a $20 million promissory note issued by the seller. The Saltgrass acquisition provides for future contingent payments based on the financial performance of the acquired restaurants and a limited number of future restaurants. As such contingency payments have not been earned, no amounts have been accrued. Any related incentive payment is expected to require financial performance of the acquired business to be well in excess of historical financial performance. The noted above acquisitions are accounted for under SFAS 141 and results of operations are included in the accompanying financial statements from the date of acquisition.

The assets acquired and liabilities assumed of the acquired businesses were recorded at estimated fair values as determined by the Company's management and using relevant comparables, appraisals, and records. The preliminary allocation of the Muer purchase price was revised by $5.8 million based on additional information. These purchase price allocations are subject to revision within the next year based on the final determination of fair values.

On October 28, 2000, the Company acquired a majority ownership in Rainforest Cafe. On December 1, 2000, the Company completed the 100% merger of a Company-owned subsidiary into Rainforest Cafe with Rainforest Cafe as the surviving corporation. The aggregate purchase price for outstanding shares was approximately $70 million, which was provided primarily from the Company's existing bank credit facility. The aggregate purchase price includes payments to dissenting shareholders in 2001.

The acquisition was accounted for by the purchase method of accounting and, accordingly, the Company's financial statements include the Company's ownership portion of the operating results of Rainforest Cafe since November 1, 2000. The preliminary allocation of the purchase price was revised by $8.4 million based on the final determination of fair values.

A summary of the assets acquired and liabilities assumed in the acquisitions follows (in 000's):

	2002 Acquisitions			2000 Acquisition
	Muer	Chart House	Saltgrass	Rainforest Cafe
Estimated fair value of assets acquired	$ 45,431	$ 56,721	$ 83,524	$ 139,650
Liabilities assumed	(16,883)	(5,281)	(10,063)	(60,244)
Allocated purchase price	28,548	51,440	73,461	79,406
Less cash acquired and seller note	(895)	(163)	(21,200)	(19,615)
Net cash paid	$ 27,653	$ 51,277	$ 52,261	$ 59,791

The Company has disputes with one or more parties and believes that purchase price reductions are appropriate and due.

As a result of the acquisitions, the Company has recorded acquisition integration costs for the estimated incremental costs to exit and consolidate activities at various locations, to involuntarily terminate employees, and for other costs to integrate operating locations and other activities of the acquired business with the Company. Accounting principles generally accepted in the United States provide that these acquisition integration expenses, which are not associated with the generation of future revenues and have no future economic benefit, be reflected as assumed liabilities in the allocation of the purchase price. Acquisition integration for the 2002 acquisitions aggregated $6.9 million, of which most liabilities were paid in 2002.

Accrued merger costs as of December 31, 2000, included remaining Rainforest Cafe common stock acquisition costs of $16.0 million, involuntary corporate termination costs of $8.2 million, restaurant exit costs of $16.7 million, and other miscellaneous costs of $3.5 million. During 2001, accrued merger costs were reduced by cash payments aggregating $32.5 million and by purchase accounting adjustments that reduced estimated facility rationalization and exit costs by $8.4 million. Such adjustments did not affect the Company's consolidated income. Accrued merger costs as of December 31, 2001, related to the Rainforest Cafe acquisition were paid in 2002.

3. PROPERTY AND EQUIPMENT AND OTHER ASSETS

Property and equipment is comprised of the following:

December 31	2002	2001
Land	$ 138,379,047	$ 100,924,886
Buildings and improvements	195,445,593	152,594,344
Furniture, fixtures and equipment	179,119,008	153,184,645
Leasehold improvements	398,384,738	290,614,126
Construction in progress	86,968,286	23,463,382
	998,296,672	720,781,383
Less—accumulated depreciation	(167,366,541)	(132,952,660)
Property and equipment, net	$ 830,930,131	$ 587,828,723

The Company continually evaluates unfavorable cash flows, if any, related to under performing restaurants. Periodically it is concluded that certain properties have become impaired based on the existing and anticipated future economic outlook for such properties in their respective market areas. As a result, the Company recorded asset impairment depreciation charges of approximately $2,200,000, $2,394,000 and $6,292,000 in 2002, 2001 and 2000, respectively, representing the difference between the estimated fair value and carrying value for those restaurant properties. The asset impairment charge is classified as depreciation and amortization expense in the consolidated statements of income.

Other current assets are comprised of the following:

December 31	2002	2001
Prepaid expenses	$ 4,439,300	$ 3,158,247
Assets held for sale	3,585,925	5,114,291
Marketable securities	2,752,979	—
Deposits	995,812	2,064,458
Other current assets	$ 11,774,016	$ 10,336,996

Other income during 2002 includes additional income of $1,100,000 from a settlement from a vendor and $875,000 in unrealized gains on marketable securities classified as trading offset by a loss of $1,500,000 on an asset held for sale.

4. ACCRUED LIABILITIES

Accrued liabilities are comprised of the following:

December 31	2002	2001
Payroll and related costs	$ 14,708,991	$ 14,137,640
Rent, insurance and taxes, other than payroll and income taxes	36,628,732	24,845,811
Deferred revenue (gift certificates)	9,085,304	2,252,775
Accruals for acquisitions	591,624	3,569,111
Other	13,222,919	10,304,348
Accrued liabilities	$ 74,237,570	$ 55,109,685

5. DEBT

As of December 31, 2002, the Company had a $220.0 million credit line from a syndicate of banks. The credit line matures in July 2004, and is available for expansion, acquisitions, share repurchases, and other general corporate purposes. Interest on the credit line is payable monthly or quarterly at Libor or the banks' base rate plus a financing spread (aggregating 3.7% at December 31, 2002). The Company's financing spread is presently 2.0% for Libor, and 0.25% for base rate borrowings, and may be decreased or increased by 25 basis points as the Company's leverage ratio decreases or increases over predetermined percentages. The credit line is secured by stock of subsidiaries, governed by certain financial covenants, including maximum leverage ratio, maximum indebtedness, tangible net worth and fixed charge coverage ratio tests, limitations of capital expenditures to prescribed amounts, maximum annual cash dividends, and limitations on repurchases of common stock. As of December 31, 2002, the Company had $7.7 million in trade letters of credit and $41.3 million available for borrowing under the credit line.

In connection with the Saltgrass Steak House acquisition in October 2002, the Company financed a portion of the acquisition with a $20 million, 7 year, 5.5% note from the former owner of Saltgrass Steak House. At December 31, 2002 the Company had $19,622,000 outstanding under the Saltgrass seller note, which matures on September 30, 2009. Principal payments under the promissory note aggregate $1,567,000 in 2003, $1,654,000 in 2004, $1,747,000 in 2005, $1,845,000 in 2006, $1,949,000 in 2007 and $10,861,000 thereafter (through 2009).

Interest expense (income), net includes the following:

Year Ended December 31	2002	2001	2000
Interest expense	$ 5,133,219	$ 9,685,201	$ 7,180,597
Interest income	(136,197)	(282,850)	(563,030)
Interest expense, net	$ 4,997,022	$ 9,402,351	$ 6,617,567

6. INCOME TAXES

An analysis of the provision for income taxes is as follows:

Year Ended December 31	2002	2001	2000
Tax Provision:			
Current income taxes	$ 9,939,230	$ 3,266,954	$ 280,564
Deferred income taxes	8,715,408	8,828,776	7,021,264
Total provision	$ 18,654,638	$ 12,095,730	$ 7,301,828

The Company's effective tax rate differs from the federal statutory rate as follows:

Year Ended December 31	2002	2001	2000
Statutory rate	35.0%	35.0%	35.0%
FICA tax credit	(6.6)	(7.3)	(7.7)
State income tax, net of federal tax benefit	1.2	0.6	1.1
Other	1.4	2.7	4.9
Effective tax rate	31.0%	31.0%	33.3%

The provision for income taxes as a percentage of income before income taxes was reduced to 31.0% from 34.5% effective July 1, 2000, as a result of continuing favorable Federal income tax credits for tipped employees.

The Company's actual cash payments for annual income taxes due are currently lower than the financial accrual rate due to significant differences between book and tax accounting and tax credit and loss carryforwards.

Deferred income tax assets and liabilities are comprised of the following:

December 31	2002	2001
Deferred Income Taxes:		
Current assets—accruals and other	$ 6,228,000	$ 5,621,000
Non-current assets:		
AMT credit, FICA credit carryforwards, and other	$ 21,128,000	$ 19,785,000
Net operating loss carryforwards	28,633,000	18,743,000
Valuation allowance for carryforwards	(28,239,000)	(21,255,000)
Non-current deferred tax asset	21,522,000	17,273,000
Non-current liabilities—property and other	(33,063,000)	(21,400,000)
Net non-current tax asset (liability)	$ (11,541,000)	$ (4,127,000)
Total net deferred tax asset (liability)	$ (5,313,000)	$ 1,494,000

At December 31, 2002, the Company had operating loss carryovers for Federal Income Tax purposes of $81.8 million, which expire in 2011 through 2023. These operating loss carryovers, and certain other deductible temporary differences, are related to the acquisitions of Rainforest Cafe and Saltgrass Steak House, and their utilization is subject to annual limitation. Because of this limitation, the Company established a valuation allowance to the extent it is more likely than not that these tax benefits will not be realized.

The Company has general business tax credit carryovers and minimum tax credit carryovers of $15.4 million and $5.5 million respectively. The general business credit carryovers expire in 2018 through 2022 while the minimum tax credit carryovers have no expiration date. The use of these credits is limited if the Company is subject to the alternative minimum tax. The Company believes it is more likely than not that it will generate sufficient income in future years to utilize these credits.

The Internal Revenue Service (IRS) is currently examining the Company's Federal Income Tax Returns, and certain pre-acquisition returns for Rainforest Cafe, for years 1997 through 2000, as required by virtue of the Company's prior refund requests related to those periods. The Company does not expect any adjustments ultimately arising as a result of these examinations to have a materially adverse impact on its financial statements, and expects to receive the appropriate refunds, including accrued interest, upon their successful completion.

7. COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company has entered into lease commitments for restaurant facilities as well as certain fixtures, equipment and leasehold improvements. Under most of the facility lease agreements, the Company pays taxes, insurance and maintenance costs in addition to the rent payments. Certain facility leases also provide for additional contingent rentals based on a percentage of sales in excess of a minimum amount. Rental expense under operating leases was approximately $42,900,000, $40,600,000, and $23,000,000, during the years ended December 31, 2002, 2001, and 2000, respectively. *Percentage rent included in rent expense was* $10,139,000, $10,300,000, and $1,756,000 for 2002, 2001 and 2000, respectively.

In 2001, the Company entered into a $15.3 million equipment operating lease agreement. The lease expires in 2011. The Company guarantees a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. The Company may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. The Company believes that the equipment's fair value is sufficient that no amounts will be due under the residual value guarantee.

In 2002, the Company entered into a $6.9 million equipment operating lease agreement. The lease expires in 2012. The Company guarantees a minimum residual value related to the equipment of approximately 66% of the total amount funded under the agreement. The Company may purchase the leased equipment throughout the lease term for an amount equal to the unamortized lease balance. The Company believes that the equipment's fair value is sufficient that no amounts will be due under the residual value guarantee.

In connection with substantially all of the Rainforest Cafe leases, amounts are provided for tenant inducements, rent abatements, and scheduled increases in rent. Such amounts are recorded as other long-term liabilities on the Company's consolidated balance sheet, and amortized or accrued as an adjustment to rent expense, included in other restaurant operating expenses, *on a straight-line basis over the lease term.*

The aggregate amounts of minimum operating lease commitments maturing subsequent to December 31, 2002, are as follows:

2003	$40,638,000
2004	41,057,000
2005	40,145,000
2006	36,849,000
2007	34,355,000
Thereafter	251,737,000
Total minimum rentals	$444,781,000

Building Commitments

As of December 31, 2002, the Company had future development, land purchases and construction commitments of approximately $20.6 million, including completion of construction on certain new restaurants including the Company's Downtown Aquarium project in Houston, Texas and a Rainforest Cafe in Galveston, Texas. In 2001, the Company entered into an agreement to construct and operate a convention center in the City of Galveston, Texas. The Galveston convention center estimated construction costs of approximately $28 million and subsequent operating expenses will be funded by governmental agency bonds issued by the City of Galveston and serviced by certain hotel occupancy taxes. In connection with the convention center development and related management contract, the Company is to guarantee certain construction cost overruns and operating losses, if any, subject to certain rights of reimbursement. Under the agreements, the Company will have the rights to one-half of any profits generated by the operation of *the convention center.*

The Company has purchased property, including a multi-story building, adjacent to the new Houston professional baseball park, close to the Houston Convention Center. The property is also near the proposed new professional basketball arena and other major venues under development and construction in the downtown area of Houston, Texas. The Company is in the process of renovating the existing building into a 200-room hotel. Renovation and construction costs are expected to be approximately $25 million, which will be expended over several years.

Loan Guarantee

Rainforest Cafe, a wholly-owned subsidiary of the Company, has guaranteed the borrowings of one of its foreign affiliates in which the Company owns a 20% interest. The amount of the guaranty is limited and the Company believes that the guaranty is invalid.

Litigation and Claims

Former shareholders, previously holding approximately 4,406,655 shares of Rainforest Cafe, Inc. dissented to the merger between us and Rainforest Cafe. Thereupon, Rainforest Cafe sent each dissenting shareholder a check in the amount of $3.25 per share (Rainforest Cafe's estimate of fair value per share). Subsequently, most of the dissenting shareholders have made a demand for supplemental payment based on their ascertation that the fair value per share of common stock in the former Rainforest Cafe was more. We believe that our estimate of fair value is correct, and that the dissenting shareholders' estimate of fair value is significantly inflated. The appraisal trial has concluded and, in March 2003, the judge has ruled in our favor.

In January 2002, Rainforest Cafe, Inc., our wholly-owned subsidiary, was sued by EklecCo, L.L.C., in the Supreme Court of the State of New York in Onondaga County. EklecCo is seeking damages, and costs as a result of Rainforest Cafe's alleged breach of a restaurant lease entered into in 1996 for a Rainforest Cafe unit formerly located in the Palisades Mall. Rainforest Cafe believes that it has no liability for damages beyond the personal property located in the premises at the time it vacated the premises. Rainforest Cafe is defending this case vigorously. Because the case is in its early stages, the financial impact to us, if any, cannot be predicted.

On July 31, 2002, and subsequently amended, a purported collective action lawsuit against us entitled Meaghan Bollenberg, et. al. v. Landry's Restaurants, Inc. was filed in the United States District Court for the Northern District of Illinois. The lawsuit was filed by six plaintiffs who were servers on behalf of themselves and others similarly situated. The lawsuit alleges that we violated certain minimum wage laws under the federal Fair Labor Standards Act and seeks damages and costs. We are vigorously defending this litigation. Because the case is in its early stages, the financial impact to us, if any, cannot be predicted.

General Litigation

The Company is subject to other legal proceedings and claims that arise in the ordinary course of business. Management does not believe that the outcome of any of these matters will have a material adverse effect on the Company's financial position, results of operations or cash flows.

8. STOCKHOLDERS' EQUITY

In April 2002, the Company completed a public offering of 5,297,500 shares of the Company's common stock. Net proceeds of the offering to the Company were approximately $132.6 million and were used to repay outstanding borrowings.

In October 2002, the Company's board of directors authorized a $50.0 million open market stock buy back program.

In connection with the Company's stock buy back programs the Company repurchased into treasury approximately 305,000, 3,500 and 3.3 million shares of common stock for approximately $6.7 million, $0.1 million and $25.7 million, in 2002, 2001, and 2000, respectively.

Commencing in 2000, the Company began to pay an annual $0.10 per share dividend, declared and paid in quarterly installments of $0.025 per share.

A reconciliation of the amounts used to compute net income per common share—diluted is as follows:

Year Ended December 31	2002	2001	2000
Net Income	$ 41,521,616	$ 26,919,569	$ 14,650,118
Weighted average common shares outstanding	25,900,000	21,750,000	23,400,000
Dilutive common stock equivalents—stock options	1,000,000	785,000	200,000
Weighted average common and common equivalent shares outstanding—diluted	26,900,000	22,535,000	23,600,000
Net income per share—diluted	$ 1.54	$ 1.19	$ 0.62

Options to purchase approximately 200,000 shares in 2001 and 1,300,000 shares in 2000 have been excluded from the calculation of diluted earnings per share for 2001 and 2000, as they were anti-dilutive.

The Company maintains two stock option plans, which were originally adopted in 1993, (the Stock Option Plans), as amended, pursuant to which options may be granted to eligible employees and non-employee directors of the Company or its subsidiaries for the purchase of an aggregate of 2,750,000 shares of common stock of the Company. The Stock Option Plans are administered by the Stock Option Committee of the Board of Directors (the Committee), which determines at its discretion, the number of shares subject to each option granted and the related purchase price, vesting and option periods. The Committee may grant either non-qualified stock options or incentive stock options, as defined by the Internal Revenue Code of 1986, as amended.

The Company also maintains the 1995 Flexible Incentive Plan, which was adopted in 1995, (Flex Plan), as amended, for key employees of the Company. Under the Flex Plan eligible employees may receive stock options, stock appreciation rights, restricted stock, performance awards, performance stock and other awards, as defined by the Board of Directors or an appointed committee. The aggregate number of shares of common stock which may be issued under the Flex Plan (or with respect to which awards may be granted) may not exceed 2,000,000 shares.

The table below illustrates the effect on net income and earnings per share if compensation costs for the Company had been determined using the alternative accounting method based on the fair value prescribed by SFAS No. 123.

Year Ended December 31	2002	2001	2000
Net income, as reported	$ 41,500,000	$ 26,900,000	$ 14,700,000
Less: stock based compensation expense using fair value method, net of tax	(1,800,000)	(1,500,000)	(2,000,000)
Pro forma net income	$ 39,700,000	$ 25,400,000	$ 12,700,000
Earnings per share			
Basic, as reported	$ 1.60	$ 1.24	$ 0.63
Basic, pro forma	$ 1.53	$ 1.17	$ 0.54
Diluted, as reported	$ 1.54	$ 1.19	$ 0.62
Diluted, pro forma	$ 1.48	$ 1.13	$ 0.54

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model; amortization over the respective vesting periods; expected lives of 6, 6 and 4 years for 2002, 2001 and 2000, respectively; expected stock price volatility of approximately 40% and an interest rate of approximately 2.9% in 2002 and 6% in 2001 and 2000. The weighted average fair value per share of options granted during 2002, 2001 and 2000 was $7.83, $5.82 and $3.08, respectively.

In connection with the acquisition of Rainforest Cafe, the Company issued approximately 500,000 vested stock options to employees of Rainforest Cafe as replacement for existing options outstanding at the date of the merger, as required by the merger agreement. The fair value of these options was included in the purchase price of Rainforest Cafe.

At December 31, 2002, options for 2,694,470 shares were outstanding (1,726,368 of which were exercisable) at prices ranging from $6.00 to $22.24 per share. As of December 31, 2002 all options have been granted at the stock price on the grant date and are generally exercisable beginning one year from the date of grant with annual vesting periods over three to five years.

	2002		2001		2000	
	Shares	Average Exercise Price	Shares	Average Exercise Price	Shares	Average Exercise Price
Options outstanding, beginning of year	3,040,926	$ 9.93	3,169,803	$ 9.92	2,810,575	$ 9.97
Granted	464,135	$ 17.71	623,500	$ 9.83	913,500	$ 11.44
Exercised	(782,514)	$ 9.12	(501,523)	$ 7.05	—	—
Terminated	(28,077)	$ 13.55	(250,854)	$ 10.67	(554,272)	$ 12.73
Options outstanding, end of year	2,694,470	$ 11.57	3,040,926	$ 9.93	3,169,803	$ 9.92
Options exercisable, end of year	1,726,368	$ 10.33	1,831,694	$ 10.99	1,827,959	$ 12.07

In the second quarter of 2000, the Company expensed $2,000,000 in costs associated with a proposed initial acquisition of Rainforest Cafe that was terminated.

9. RELATED PARTY TRANSACTIONS

During 2000, in connection with the Company's initial attempt to acquire Rainforest Cafe and the concurrent bank syndicate loan approval and renewal negotiation, the Company obtained a commitment and funding for an unsecured bridge loan of $10.0 million from the Chairman and Chief Executive Officer of the Company. The Company paid a commitment fee of $125,000 and interest of $172,000 related to the bridge loan, which were lower than the amounts requested by the Company's lead syndicate bank for such a facility. The loan was fully repaid after the Company's initial merger agreement was terminated.

Effective January 1, 1996, the Company entered into a Consulting Service Agreement (the "Agreement") with Fertitta Hospitality, LLC ("Fertitta Hospitality"), which is jointly owned by the Chairman and Chief Executive Officer of the Company and his wife. Pursuant to the Agreement, the Company provides limited consulting services to Fertitta Hospitality with respect to management and operational matters, administrative and personnel matters. The Company receives a consulting fee of $2,500 per month under the Agreement plus the reimbursement of all out-of-pocket expenses and such additional compensation as may be agreed upon. The Agreement provides for a one-year term, was renewed in 2002, and is automatically renewed unless either party terminates the Agreement upon 30 days' written notice to the other party.

In 1999, the Company entered into a ground lease with 610 Loop Venture, LLC, a company wholly owned by the Chairman and Chief Executive Officer of the Company, on land owned by the Company adjacent to the Company's corporate headquarters. The ground lease is for a term of five years with one option renewal period. Under the terms of the ground lease, 610 Loop Venture pays the Company base rent of $12,000 per month plus pro-rata real property taxes and insurance. 610 Loop Venture also has the option to purchase certain property based upon a value.

In 2002, the Company entered into an $8,000 per month, 20 year, with option renewals, ground lease agreement with Fertitta Hospitality for a new Rainforest Cafe on prime waterfront land in Galveston, Texas. The annual rent is equal to the greater of the base rent or percentage rent up to six percent, plus taxes and insurance.

As permitted by the employment contract between the Company and the Chief Executive Officer, a charitable contribution was made by the Company to a charitable Foundation that he served as Trustee in 2002 in the amount of $197,720.

The Company on a routine basis holds or hosts promotional events, training seminars and conferences for its personnel. In connection therewith, the Company incurred in 2002 expenses in the amount of $229,746 at resort hotel properties owned by the Company's Chief Executive Officer and to which the Company provides consulting services. The amount that the Company paid is below the amount that would have been paid by an unaffiliated third party.

The Company and Fertitta Hospitality jointly sponsored events and promotional activities in 2002 which results in shared costs and use of Company personnel or Fertitta Hospitality employees and assets.

The foregoing agreements were entered into between related parties and were not the result of arm's-length negotiations. Accordingly, the terms of the transactions may have been more or less favorable to the Company than might have been obtained from unaffiliated third parties.

QUARTERLY FINANCIAL DATA (UNAUDITED)

The following is a summary of unaudited quarterly consolidated results of operations (in thousands, except per share data).

Quarter Ended: 2002	March 31	June 30	September 30	December 31
Revenues	$ 192,170	$ 231,938	$ 241,072	$ 229,615
Operating income	$ 10,888	$ 21,115	$ 23,354	$ 8,930
Net income	$ 6,183	$ 15,045	$ 15,717	$ 4,577
Net income per share (basic)	$ 0.28	$ 0.58	$ 0.57	$ 0.17
Net income per share (diluted)	$ 0.27	$ 0.56	$ 0.55	$ 0.16

Quarter Ended: 2001	March 31	June 30	September 30	December 31
Revenues	$ 175,955	$ 207,415	$ 202,786	$ 160,486
Operating income	$ 8,187	$ 17,794	$ 17,324	$ 5,055
Net income	$ 3,700	$ 10,605	$ 10,543	$ 2,071
Net income per share (basic)	$ 0.17	$ 0.49	$ 0.48	$ 0.09
Net income per share (diluted)	$ 0.17	$ 0.47	$ 0.46	$ 0.09

Quarter Ended: 2000	March 31	June 30	September 30	December 31
Revenues	$ 110,951	$ 134,042	$ 133,108	$ 142,879
Asset impairment, store closings and special charges	$ —	$ 2,000	$ —	$ 6,292
Operating income (loss)	$ 5,867	$ 11,010	$ 13,150	$ (571)
Net income (loss)	$ 3,022	$ 6,278	$ 7,845	$ (2,495)
Net income per share (basic)	$ 0.12	$ 0.26	$ 0.34	$ (0.12)
Net income per share (diluted)	$ 0.12	$ 0.26	$ 0.34	$ (0.12)
Net income per share before special charges (diluted)	$ 0.12	$ 0.31	$ 0.34	$ 0.08

CORPORATE INFORMATION

Stock Information

The Company's common stock is traded on the New York Stock Exchange under the symbol "LNY".

Corporate Offices

Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027
Phone: (713) 850-1010
Fax: (713) 386-7707
www.landrysrestaurants.com

The Company

Landry's Restaurants, Inc., headquartered in Houston, Texas, owns and operates full-service casual dining restaurants under the names of Joe's Crab Shack, Rainforest Cafe, Landry's Seafood House, Willie G's Seafood & Steak House, Saltgrass Steak House, Chart House, Charley's Crab, Kemah Boardwalk, The Crab House, Aquarium, Cadillac Mexican Restaurant and others in 36 states and five international countries. The company operates a total of 280 restaurants with approximately 30,000 employees.

Transfer Agent

American Stock Transfer
New York, New York

10K Availability

The Company will furnish to any stockholder, without charge, a copy of the Company's annual report filed with the Securities and Exchange Commission on Form 10-K for 2002 upon written request from the stockholder addressed to:

Mr. Paul S. West
Executive Vice President and
Chief Financial Officer
Landry's Restaurants, Inc.
1510 West Loop South
Houston, Texas 77027



Landry's®

Restaurants, Inc.

1510 West Loop South • Houston, Texas

www.landrysrestaurants.com